Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Registration Statement on Form S-1 of our report dated April 15, 2022, related to the consolidated financial statements of Accustem Sciences, Inc. as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and the period from June 5, 2020 (date of inception) to December 31, 2020, which appears in this Registration Statement of Accustem Sciences, Inc. and Subsidiary. The report for Accustem Sciences, Inc. and Subsidiary includes an explanatory paragraph about the existence of substantial doubt about its ability to continue as a going concern. We also consent to the reference to our Firm under the caption “Experts” in such Registration Statement.

/s/ Mazars USA LLP

New York, New York

November 17, 2022